02054949

VF 2-20-03

Rec'd 11/26/02

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 2 6 2002
DIVISION OF MARKET REGULATION

TATES
IANGE COMMISSION
D.C. 2054

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36689

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas
(No. and Street)

New York, New York 10020
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Abraham Ranna 212-332-3050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M. I. Grossman & Company, CPA's, L.L.C.
(Name – *if individual, state last, first, middle name*)

1496 Morris Avenue	Union	NJ	07083
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 2 5 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Abraham Ranna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of World Financial Services, Inc., as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JOHN T. MELVIN
Notary Public, State of New Jersey
No. 2047796
Qualified in Union County
Commission Expires May 3, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WORLD FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

SEPTEMBER 30, 2002

WITH

INDEPENDENT AUDITORS' REPORT

WORLD FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

[redacted]

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L.L.C.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
World Financial Services, Inc.
1270 Avenue of the Americas
New York, NY 10020

We have audited the accompanying balance sheet of World Financial Services, Inc. as at September 30, 2002, and the related statements of income, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World Financial Services, Inc. as at September 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

M. I. Grossman & Company, L.L.C.

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

November 15, 2002

MORRIS I. GROSSMAN, CPA HENRY S. MILLIN, CPA JACK L. BOCK, CPA

WORLD FINANCIAL SERVICES, INC.
BALANCE SHEET
AS AT SEPTEMBER 30, 2002

ASSETS

Cash	$ 5,619
Due from clearing organization	138,001
Secured demand notes collateralized by marketable securities	100,000
Other investment	20,100
Prepaid taxes	18,641
TOTAL ASSETS	$ 282,361

LIABILITIES AND STOCKHOLDERS' EQUITY

Interest payable		$ 2,250
Accrued expenses		1,354
		3,604
Commitments		
Liabilities subordinated to claims of general creditors		100,000
Stockholders' equity:		
Common stock, no par value, 2,500 shares authorized, 1,434 shares issued and 85 outstanding	603,667	
Paid in capital	16,000	
Retained earnings	112,757	
	732,424	
Less: Treasury stock 1,349 shares at cost	(553,667)	
Total stockholders equity		178,757
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 282,361

See accompanying notes and independent auditors' report

WORLD FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2002

Revenues:		
Trading		$ 178,694
Commissions		197,866
Interest		45,071
Other		202,233
Total revenues		623,864
General and administrative expenses:		
Payroll	$ 345,356	
Payroll taxes	20,560	
Travel, entertainment and lodging	30,729	
Insurance	7,703	
Office supplies	4,864	
Telephone	6,245	
Equipment rental	11,586	
Rent	9,129	
Subscriptions	1,310	
Bank charges	1,549	
Registration	6,667	
Advertising	200	
Health insurance	8,896	
Repairs	1,705	
Clearance charges	33,990	
Lease expense	5,948	
Depreciation	2,379	
Exchange fees	129	
Membership fees	4,372	
Auto expenses	1,367	
Donations	10,116	
Interest	34,642	
Pension	4,712	
Professional fees	37,081	
Regulatory fees	1,973	
Gifts	1,107	
Miscellaneous	1,424	
Total general and administrative expenses		595,739
Operating income		28,125
Other expense:		
Loss on disposal of assets		89,672
Loss before income taxes		(61,547)
Income taxes:		
Federal	-0-	
State and city	953	
Total income taxes		953
Net loss		$ (62,500)

WORLD FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2002

Cash flows from operating activities:		
Net loss		$ (62,500)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 2,379	
Loss on disposal of assets	89,672	
(Increase) decrease in:		
Market value of securities owned by firm	1,025,871	
Secured demand notes	270,000	
Commissions receivable	19,038	
Accrued interest receivable	13,654	
Prepaid expenses	2,345	
Prepaid taxes	18,812	
Other receivable	12,918	
Employee loans	122	
Increase (decrease) in:		
Securities sold not yet purchased	(461,636)	
Pension plan payable	(18,000)	
Accrued expenses	(232,914)	
Interest payable	(10,360)	
Total adjustments		731,901
Net cash provided by operating activities		669,401
Cash flows from investing activities:		
Purchase of equipment	(1,746)	
Net cash used by investing activities		(1,746)
Cash flows from financing activities:		
Money repaid to clearance organization	(434,589)	
Liabilities subordinated to claims of general creditors repaid	(270,000)	
Net cash used by financing activities		(704,589)
Net decrease in cash		(36,934)
Cash, beginning of year		42,553
Cash, end of year		$ 5,619
Supplemental disclosures of cash flow information		
Cash paid for:		
Interest		$ 36,642
Income taxes		$ 0

See accompanying notes and independent auditors' report

WORLD FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED
SEPTEMBER 30, 2002

	Common Stock	Paid in Capital	Retained Earnings	Treasury Stock	Stock-holders' Equity
Balance, beginning of year	$603,667	$16,000	$175,257	$(553,667)	$241,257
Net loss	-0-	-0-	(62,500)	-0-	(62,500)
Balance, end of year	$603,667	$16,000	$112,757	$(553,667)	$178,757

See accompanying notes and independent auditors' report.

<u>WORLD FINANCIAL SERVICES, INC.</u>
<u>STATEMENT OF CHANGES IN LIABILITIES</u>
<u>SUBORDINATED TO CLAIMS OF GENERAL CREDITORS</u>
<u>FOR THE YEAR ENDED SEPTEMBER 30, 2002</u>

Balance - beginning of year	$ 370,000
Increases	-0-
Repayments	(270,000)
Balance - end of year	$ 100,000

WORLD FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENT
AS AT September 30, 2002

Note 1 - Summary of Significant Accounting Policies:

Name Change

World Financial Services, Inc. formerly Municipal and Government Securities Corp. of New Jersey changed its name on September 10, 1996.

Organization

The Company is a broker-dealer registered with the Securities and Exchange Commissions (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC).

As at September 30, 2002, the Company was in compliance with all minimum net capital requirements.

Securities Transactions

Securities transactions are recorded on a settlement date basis.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on both the straight-line and accelerated methods over the estimated useful lives of the related assets. The cost of major renewals or betterments that extend the useful lives of the property and equipment are capitalized as assets. General repairs and maintenance are charged to income when incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising Costs

The Company expenses all advertising costs including direct response advertising costs as they are incurred. Total advertising costs for the year ended September 30, 2002 were $200.

WORLD FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENT
AS AT SEPTEMBER 30, 2002

Note 2 - Pension Plan

The company maintains a Simple IRA for full time employees. For 2002, the company matched 3% of the employees salary limited to an amount not greater than the employees directed salary reduction contribution up to a maximum of $7,000. The employer match recognized during the year ended September 30, 2002 is $4,712.

Note 3 - Liabilities Subordinated to Claims of General Creditors

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers and are thus available in computing net capital under the uniform net capital rule.

Note 4 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c 3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2002, the Company had net capital of $240,016 which was $140,016 in excess of its minimum dollar net capital requirement of $100,000.

WORLD FINANCIAL SERVICES, INC.
SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL
REQUIREMENTS PURSUANT TO RULE 15c3-3
AS AT SEPTEMBER 30, 2002

Schedule 1

Total stockholders' equity		$ 178,757
Liabilities subordinated to claims of general creditors allowable in computation of net capital		100,000
Total capital and allowable subordinated liabilities		278,757
Less: Deductions and/or charges: Non-allowable assets		38,741
Net capital before haircuts on security positions		240,016
Less: Haircuts on securities: State and municipal government obligations	0	
		0
Net capital		240,016
Less: Greater of 6 2/3% of aggregate indebtedness or $100,000		100,000
REMAINDER: Net capital in excess of all requirements		$ 140,016

Aggregate indebtedness	3,604	= 1.50%
Net capital	240,016	

We have compared the computation of net capital under Section 240.15c3-1 of the Securities Exchange Act, to your most recent unaudited Part II Filing of Form X-17a-5, and found a difference of $2. The difference was a result of year end closing adjustments which were not considered material.

WORLD FINANCIAL SERVICES, INC.
SUPPLEMENTAL SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AS AT SEPTEMBER 30, 2002

Schedule 2

The Company is exempt from the computation for determination of reserve requirements in that all customer transactions are cleared through Paine Webber Incorporated on a fully disclosed basis.

WORLD FINANCIAL SERVICES, INC.
SUPPLEMENTAL SCHEDULE OF INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
FOR THE YEAR ENDED SEPTEMBER 30, 2002

Schedule 3

We have found no material inadequacies in the accounting system, internal accounting control, and that procedures for safeguarding securities is adequate.

Independent auditors' report

WORLD FINANCIAL SERVICES, INC.
SUPPLEMENTAL SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d); 4
AS AT SEPTEMBER 30, 2002

Schedule 4

The computation of net capital per the audited financial statements as at September 30, 2002, compared to the net capital computed on Form X-17a-5 (Focus Report) differed by $2. The difference was a result of year end closing adjustments and these are considered normal and ordinary in nature.

[redacted]

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L. L. C.

INDEPENDENT AUDITOR'S REPORT

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

NOV 26 2002

DIVISION OF MARKET REGULATION

Board of Directors
World Financial Services, Inc.
1270 Avenue of the Americas
New York, NY 10020

We have audited the Focus Report Form X-17a-5 of World Financial Services, Inc. as of September 30, 2002 and the related forms for the year then ended. Our audit was made in accordance with generally accepted auditing standards and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the forms referred to above were determined fairly in accordance with applicable instructions and forms that were in use at the time of such filings.

M. I. Grossman & Company, L.L.C.

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

November 15, 2002

03165WO9.02Y

[redacted]

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L.L.C.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17 a-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
World Financial Services, Inc.
1270 Avenue of the Americas
New York, NY 10020

In planning and performing our audit of the financial statements of World Financial Services, Inc. for the year ended September 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers of perform custodian functions relating to customer securities, we did not review the practices and procedures followed by the company in making quarterly securities examinations.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MORRIS I. GROSSMAN, CPA HENRY S. MILLIN, CPA JACK L. BOCK, CPA

Union, New Jersey 07083

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and should not be used for any other purpose.

M. I. Grossman & Company, L.L.C.

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

November 15, 2002